July 18, 2008	B.S.P. Marra Chief Financial Officer Atlas Technology Group, Inc. 2001 152nd Avenue NE Redmond, Washington 98052

VIA EDGAR

Ms. Melissa Feider Staff Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549-4561

Re:	Atlas Technology Group, Inc. Form 8-K filed June 20, 2008 File No. 000-28675

Dear Ms. Feider:

Atlas Technology Group, Inc. (the “Company” or “we”) hereby respectfully submits our responses to your letter, dated June 20, 2008, regarding our Form 8-K disclosure filed on June 20, 2008. For your convenience, we have set forth below your numbered comments in italics followed by the Company’s response thereto.

1.
Revise your disclosure to clearly indicate whether there were any disagreements with your former auditor for the two year period ended December 31, 2008 through June 16, 2008, the date of resignation pursuant to Item 304(a)(1)(iv) of Regulation S-K.

The Company’s Form 8-K, filed June 20, 2008, disclosed as follows:

During the engagement period, there were no disagreements between the Registrant and Williams & Webster on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Williams & Webster, would have caused them to make reference to the matter in its reports on the Registrant's financial statements, had any such reports been issued. During the period of engagement, there were no reportable events (as the term is described in Item 304(a)(1)(iv) and (v) of Regulation S-K).

By way of this response, we further acknowledge that the above statements regarding no disagreements and no reportable events pursuant to Item 304(a)(1)(iv) and (v) of Regulation S-K are true and correct with respect to the two year period ended December 31, 2008 through June 16, 2008, the date of resignation pursuant to Item 304(a)(1)(iv) of Regulation S-K.

Melissa Feider, Staff Accountant
July 18, 2008

2.	Revise your disclosure, or separately file another Form 8-K as applicable, to provide the information required by Item 304(a)(2) of Regulation S-K when you engaged a new independent accountant.

The Company engaged a new independent accountant as reported on our Form 8-K filed on July 17, 2008.

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In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or would like further information concerning any of the responses above, please do not hesitate to contact me.

Sincerely,

/s/ B.S.P. Marra
B.S.P. Marra
Chief Financial Officer